Exhibit 3.279

STATE OF DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE OF FORMATION

FIRST. The name of the limited liability company is

Midwest Cable Communications, LLC

SECOND. The purpose of the company is to engage in any lawful act or activity for which a limited liability company may be organized under the Delaware Limited Liability Company Act.

THIRD. The duration of the company shall be perpetual.

FOURTH. The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The name of its Registered Agent at such address is Corporation Service Company.

FIFTH. This effective date and time of this Certificate shall be December 31, 2015 at 11:00 p.m. Eastern Time.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 22nd day of December, 2015

By:	/s/ Thomas M. Degnan
Name:	Thomas M. Degnan
Title:	Authorized Person